Exhibit 11.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands, except per share amounts)

	2010	2009	2008	2007	2006
Computation of Earnings Per Share – Basic
Income From Continuing Operations Attributable to Esterline, Net of Tax	$130,039	$105,568	$111,258	$85,914	$51,064
Income From Discontinued Operations Attributable to Esterline, Net of Tax	11,881	14,230	9,275	6,370	4,551

Net Earnings Attributable to Esterline	$141,920	$119,798	$120,533	$92,284	$55,615

Weighted Average Number of Shares Outstanding – Basic	29,973	29,717	29,507	25,824	25,413

Earnings Per Share Attributable to Esterline – Basic:
Continuing operations	$4.34	$3.55	$3.77	$3.33	$2.01
Discontinued operations	.39	.48	.31	.24	.18

Earnings Per Share Attributable to Esterline – Basic	$4.73	$4.03	$4.08	$3.57	$2.19

Computation of Earnings Per Share – Diluted

Income From Continuing Operations Attributable to Esterline, Net of Tax	$130,039	$105,568	$111,258	$85,914	$51,064
Income From Discontinued Operations Attributable to Esterline, Net of Tax	11,881	14,230	9,275	6,370	4,551

Net Earnings Attributable to Esterline	$141,920	$119,798	$120,533	$92,284	$55,615

Weighted Average Number of Shares Outstanding	29,973	29,717	29,507	25,824	25,413
Net Shares Assumed to be Issued for Stock Options	504	234	401	428	405

Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	30,477	29,951	29,908	26,252	25,818

Earnings Per Share Attributable to Esterline – Diluted:
Continuing operations	$4.27	$3.52	$3.72	$3.27	$1.98
Discontinued operations	.39	.48	.31	.25	.17

Earnings Per Share Attributable to Esterline – Diluted	$4.66	$4.00	$4.03	$3.52	$2.15